EXHIBIT 99.1

Norfolk and Norwich University NHS Trust Chooses Magic Software to Improve Patient Care and Cut Costs

Magic Software to Update Patient Administration System and Integrate Healthcare IT Applications in Deal Worth Approximately $200,000

OR YEHUDA, Israel, June 8, 2009 (GLOBE NEWSWIRE) -- Magic Software Enterprises Ltd. (Nasdaq:MGIC), a provider of application platforms and business and process integration solutions, today announced that the Norfolk and Norwich University Hospitals National Health Service (NHS) Foundation Trust in the UK is now using the Company's application platform to drive patient care efficiencies and create new, platform independent applications in-house.

"Our aim is to provide state of the art care and medical assistance to our patients, which would be impossible without the right IT tools and skills. Once deployed, Magic Software's technology will help us raise employee efficiency and the level of patient care to even greater heights," said Bill Fisher, IT Director, Norfolk and Norwich University Hospitals NHS Foundation Trust.

Magic Software's latest cloud-based application platform, uniPaaS, will be used to update the Trust's current Patient Administration System (PAS). The Trust's PAS uses an Oracle database as the data repository connected to the Magic Software-based PAS application. As part of its strategy to deploy innovative web-based applications, the Trust has also invested in the uniPaaS RIA (Rich Internet Application) application platform suite that reduces application delivery time by up to 50% through a service driven methodology and the use of metadata rather than hard-code. Applications powered by uniPaaS are not dependant on any type of operating system, database or hardware platform. Customers can also choose to deploy applications both on-premise and on-demand, as business demands change.

David Akka, Managing Director for UK, Eire & Nordic at Magic Software UK said: "Magic Software has a 25 year pedigree in delivering business application software that can answer the complex IT demands that we see in today's UK health-industry. Our work with Norfolk and Norwich University Hospitals Foundation Trust is a major confirmation of our ability to deliver measurable efficiencies through scalable and above all, resilient applications."

The Trust is also interested in deploying Magic Software's business integration solution, iBOLT. If deployed, this will help the Trust better address SOA requirements and will integrate several different applications and internal processes to provide more effective IT system monitoring and management.

David Akka added: "By incorporating both our uniPaaS and iBOLT suites into their IT infrastructure, the Trust will no longer need to rely solely on third parties to support some of their core IT systems. Third parties will continue to be used where appropriate but the Trust now has a strategy to allow greater control over developments aimed at improving business and clinical goals."

The Norfolk and Norwich University Hospitals NHS Foundation Trust has a 3 year IT strategy closely aligned to the National Programme for Information Technology (NPfIT).The Trust's overall vision is to use the most modern and affordable technology to help achieve its business and clinical aims, one of which, is to be regarded within the NHS as a Trust at the forefront of IT with proven business clinical benefits.

About the Norfolk & Norwich University Trust

The Norfolk and Norwich University Hospitals NHS Foundation Trust provides the best possible acute hospital care for a tertiary catchment area of up to 822,500 people. Acute hospital care means specialist care for patients who need treatment for serious conditions that cannot be dealt with by health service staff working in the community.

The Trust provides a full range of acute clinical services, including more specialist services such as oncology and radiotherapy, neonatology, orthopedics, plastic surgery, ophthalmology, rheumatology, pediatric medicine and surgery.

Every year staff of 5,700 treat more than 600,000 people from Norfolk, from neighboring counties and from further afield. Patients are referred. Over the past years the quality of care offered has been independently rated as among the best in the UK.

About Magic Software

Magic Software Enterprises Ltd. (Nasdaq:MGIC) is a leading provider of multiple-mode application platform solutions - including Full Client, Rich Internet Applications (RIA), mobile or Software-as-a-Service (SaaS) modes - and business and process integration solutions. Magic Software has offices in 10 countries and a presence in over 50, as well as a global network of ISV's, system integrators, value-added distributors and resellers, and consulting and OEM partners. The company's award-winning code-free solutions give partners and customers the power to leverage existing IT resources, enhance business agility and focus on core business priorities. Magic Software's technological approach, product roadmap and corporate strategy are recognized by leading industry analysts. Magic Software has partnerships with global IT leaders including SAP AG, salesforce.com, IBM and Oracle. For more information about Magic Software and its products and services, visit http://www.magicsoftware.com/.

The Magic Software Enterprises Ltd. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=5524

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

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